This communication is filed pursuant to Rule 425 under Securities Act of 1933, as amended
Filer : Pengrowth Energy Trust
Issuer : Pengrowth Energy Trust
Subject : Esprit Energy Trust
Commission File Number : 1-31253

Esprit Energy Trust and Pengrowth Energy Trust Provide Update on their Proposed Business Combination
(Calgary, August 25, 2006) /CCN Matthews/ — Esprit Energy Trust (“Esprit”) and Pengrowth Energy Trust (“Pengrowth”) provided an update today on their agreement (the “Agreement”) providing for their proposed business combination (the “Combination”) previously announced on July 24, 2006.
Esprit announced that it has mailed the materials required for its Special Unitholders’ Meeting to be held on September 26, 2006. These materials include Esprit’s Information Circular and Proxy Statement, a Letter of Transmittal and Proxy Voting Form. These documents have been filed on the Canadian System for Electronic Document Analysis and Retrieval and can be accessed through the internet at www.sedar.com. In addition, a registration statement relating to this transaction (including these documents and others) has been filed by Pengrowth on the Electronic Data Gathering, Analysis and Retrieval system in the United States and can be accessed through the internet at www.edgar.com.
The Combination is subject to customary regulatory approvals. The approval process is progressing as anticipated and Esprit and Pengrowth expect to receive the required regulatory approvals prior to the Special Unitholders’ Meeting.
The following table summarizes the revised pertinent dates for Esprit’s regular August and September 2006 distributions.

Distribution Month	Distribution	Record Date	Ex-Distribution Date	Payment date
	Amount

August 2006	$0.15	Aug 31, 2006	Aug 29, 2006	Sep 15, 2006
September 2006	$0.15	Sep 27, 2006	Sep 25, 2006	Oct 15, 2006(1)

(1)	In order to maintain a regular stream of distributions for Esprit unitholders, the September distribution payment date has been revised from September 27, 2006 to October 15, 2006.
In addition to the regular August and September distributions, Esprit’s Board of Directors intends to pay a $0.30 per unit special distribution. The special distribution is expected to have a record date of September 28, 2006 and be paid on September 28, 2006 to the Transfer Agent in trust for unitholders. Cheques are expected to be mailed by the Transfer Agent to unitholders on or before October 2, 2006. The special distribution is intended to effectively maintain the equivalent cash distributions to Esprit Unitholders for 17 months, assuming there is no change in Pengrowth’s monthly distributions. The transaction is expected to close on or about October 2, 2006.
Esprit Unitholders are invited to attend the Special Meeting to be held in the Belaire Room at The Westin Hotel, 320 4th Avenue S.W., Calgary, Alberta, Canada on Tuesday, September 26, 2006 at 10.00 am (Mountain Daylight Time). The business of the Special Meeting will be to consider and vote upon certain amendments to the Esprit Trust Indenture and the Combination. The record date for the determination of Esprit Unitholders entitled to vote at the Special Meeting is August 21, 2006.
All Esprit Unitholders are encouraged to vote in person or by proxy at the Special Meeting. Esprit’s Board of Trustees has unanimously approved the proposed Combination and recommended that Esprit Unitholders vote in favour of the Combination.

Esprit has retained Kingsdale Shareholder Services to respond to inquiries regarding the Special Meeting and the Combination, submission of proxy forms and general questions from its unitholders. Kingsdale may be contacted toll-free at 1-866-301-3454 or collect at 416-867-2272.
Under the terms of the Agreement, each Esprit unit will be exchanged for 0.53 of a Pengrowth unit (the new units from the consolidation of Pengrowth’s Class A and Class B units effective on July 27, 2006). Including the expected special distribution of $0.30, the aggregate consideration to be received by Esprit Unitholders represents a market premium of approximately 26 percent based on the closing prices on July 21st for each of the Esprit units and Pengrowth units, using the Pengrowth Class A units, as traded on the Toronto Stock Exchange, as the proxy for value of the Pengrowth units. On completion of the Combination, existing Pengrowth and Esprit Unitholders will own approximately 82 percent and 18 percent, respectively, of the combined trust.
As a result of the Combination, Pengrowth will acquire approximately 18, 350 barrels of oil equivalent (boe) per day of current production, 71.7 million boe of proved plus probable oil and natural gas reserves and 233,000 net acres of undeveloped land, including shallow gas and coalbed methane potential, at a cost of approximately $72,450 per boe per day and $18.50 per boe, favourable metrics in today’s competitive acquisition environment. The Combination is accretive to distributable cash flow, reserves and production on a per trust unit basis reflecting the timely opportunity afforded by the current public capital market environment to acquire natural gas weighted reserves through corporate acquisition. Following completion of the Combination, the combined trust will have total production of approximately 75,000 boe per day, weighted 52 percent to natural gas and 48 percent to oil and liquids, proved plus probable reserves of approximately 291.1 million boe and an RLI of 10.6 years.
Pengrowth is one of the largest energy royalty trusts in North America. Trust units trade on the TSX under the symbol “PGF.UN” and the NYSE under the symbol “PGH”. Pengrowth’s Unitholders participate in the ownership of a large portfolio of crude and natural gas properties, receiving the net cash flow (after expenses), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million barrels of oil equivalent. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
Esprit is a Calgary-based, natural gas weighted income trust. Esprit’s operations are geographically concentrated in Alberta and are characterized by long life, natural gas-focused assets. Trust units and convertible debentures of Esprit are traded on the TSX under the symbols “EEE.UN” and “EEE.DB” respectively.
For further information please contact:
KINGSDALE SHAREHOLDER SERVICES INC.
North American Toll Free Phone: 1-866-301-3454
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

PENGROWTH ENERGY TRUST	ESPRIT ENERGY TRUST
James S. Kinnear,	Paul B. Myers
Chairman, President and Chief Executive Officer	President and Chief Executive Officer
For Pengrowth Investor Relations:	For Esprit Investor Relations:
Phone: (403) 233-0244	Lisa Ciulka, Manager Investor Relations
Toll Free: 1-800-223-4122	Phone: (403) 213-3770
Fax: (403) 294-0051	Toll Free: 1-888-213-3713
Email: investorrelations@pengrowth.com	Fax: (403) 213-3735
Website: www.pengrowth.com	Email: lciulka@eee.ca
Website: www.eee.ca
Caution Regarding Forward-Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: benefits of the Combination, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax effect and treatment, abandonment and reclamation costs, government royalty rates and expiring acreage. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth and Esprit concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s and Esprit’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in each of Pengrowth’s and Esprit’s management’s discussion and analysis for the year ended December 31, 2005 and in other recent filings by Pengrowth with the Securities and Exchange Commission and recent filings by each of Pengrowth and Esprit with Canadian securities regulatory authorities.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth and Esprit do not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC
In connection with the proposed transaction, Pengrowth has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10, File No. 333-136927, (the “Registration Statement”) to register the Pengrowth Units (the “Units”) to be issued in connection with the proposed transaction. Investors and unit holders are urged to read the Registration Statement and any other relevant documents that Pengrowth may file with the SEC because they contain important information about Pengrowth and Esprit, the transaction and related matters. Investors and unitholders can obtain free copies of the Registration Statement and other documents filed with the SEC by Pengrowth through the web site maintained by the SEC at www.sec.gov. In addition, investors and unitholders can obtain free copies of the Registration Statement and such other documents from Pengrowth by contacting Pengrowth Investor Relations at investorrelations@pengrowth.com or by telephone at 403-233-0224 or toll free at 1-888-744-1111.